Exhibit 99.1

For Immediate Release
HOSPIRA REPORTS FOURTH-QUARTER AND
FULL-YEAR 2014 RESULTS

LAKE FOREST, Ill., Feb. 12, 2015 -- Hospira, Inc. (NYSE: HSP), the world's leading provider of injectable drugs and infusion technologies, and a global leader in biosimilars, today reported results for the fourth quarter and full year ended Dec. 31, 2014. For the fourth quarter of 2014, net sales were $1.1 billion, and adjusted* diluted earnings per share were $0.53. (Adjusted* measures exclude certain specified items as described later in this press release and the attached schedules.) On a U.S. Generally Accepted Accounting Principles (GAAP) basis, fourth-quarter 2014 diluted earnings per share were $0.21. For full-year 2014, net sales were $4.5 billion, and adjusted* diluted earnings per share were $2.59. On a GAAP basis, full-year 2014 diluted earnings per share were $1.95.

"Hospira's solid fourth-quarter results contributed to a year of excellent growth for the company," said F. Michael Ball, chief executive officer. "Despite the entry of generic competition in the United States for our proprietary sedative Precedex™, we delivered a very good year for Hospira. Our results speak to the significant progress we made -- as well as the multiple milestones we achieved -- in our key growth areas of generic injectables, biosimilars and devices.

"In addition," Ball continued, "on Feb. 5, 2015, Pfizer and Hospira announced that the two companies have entered into a definitive merger agreement under which Pfizer will acquire Hospira for $90 a share in cash for a total enterprise value of approximately $17 billion. The Pfizer-Hospira combination is an excellent strategic fit, presenting a unique opportunity to leverage the complementary strengths of our robust portfolios and rich pipelines."

The transaction, which is subject to customary closing conditions, including regulatory approvals in several jurisdictions and approval of Hospira's shareholders, is expected to close in the second half of 2015.

Fourth-Quarter 2014 Results
The following table highlights selected financial results for the fourth quarter of 2014 compared to the same period in 2013:

In $ millions, except per share amounts	GAAP Three Months Ended Dec. 31,		%	Adjusted* Three Months Ended Dec. 31,		%
	2014	2013	Change	2014	2013	Change
Net Sales	$1,126.5	$1,084.4	3.9%	$1,126.5	$1,084.4	3.9%
Gross Profit (Net Sales less Cost of Products Sold)	$385.6	$321.6	19.9%	$439.1	$398.2	10.3%
Income from Operations	$39.7	$53.2	(25.4)%	$121.4	$128.8	(5.7)%
Diluted Earnings per Share	$0.21	$0.20	5.0%	$0.53	$0.51	3.9%
Statistics (as a % of Net Sales, except for Income Tax Rate)
Gross Profit (Net Sales less Cost of Products Sold)	34.2%	29.7%		39.0%	36.7%
Income from Operations	3.5%	4.9%		10.8%	11.9%
Income Tax Rate	(55.7)%	(7.6)%		13.1%	21.4%

Results under U.S. GAAP include items as detailed in the schedules attached to this press release.

Net sales increased 3.9 percent to $1.1 billion in the fourth quarter of 2014. Excluding the impact of foreign currency fluctuations, net sales increased 6.2 percent. The majority of the increase was due to continued strong U.S. Specialty Injectable Pharmaceuticals (SIP) and Other Pharma sales, driven primarily by favorable pricing, competitive supply issues and continued strength in supply. Offsetting the positive results were the expected decline of Precedex, the oncolytic drug docetaxel and Medication Management sales, which related primarily to the divestiture of the TheraDoc™ clinical surveillance software business.

Adjusted* income from operations decreased 5.7 percent to $121 million in the fourth quarter of 2014, compared to $129 million in the fourth quarter of 2013. Improved adjusted* gross margin performance, driven by the growth in net sales, was more than offset by the year-over-year increase in selling, general and administration (SG&A) and research and development (R&D) expenses. On a GAAP basis, income from operations was $40 million compared to $53 million in the fourth quarter of 2013. The year-over-year change in fourth-quarter GAAP income from operations is primarily related to facility optimization charges in 2014, partially offset by lower quality- and product-related charges.

The effective tax rate on an adjusted* basis in the quarter was 13.1 percent compared to 21.4 percent in the fourth-quarter 2013. The decrease mainly reflects the enactment of the U.S. Tax Increase Prevention Act of 2014 in December 2014, which reinstated the research credit and other expired tax provisions. On a GAAP basis, the fourth-quarter 2014 effective tax rate was a benefit of 55.7 percent, also impacted by the Tax Increase Prevention Act, compared to a benefit of 7.6 percent in the fourth quarter of 2013.

Full-Year 2014 Results
The following table highlights selected financial results for the full-year 2014 compared to the same period in 2013:

In $ millions, except per share amounts	GAAP Year Ended Dec. 31,		%	Adjusted* Year Ended Dec. 31,		%
	2014	2013	Change	2014	2013	Change
Net Sales	$4,463.7	$4,002.8	11.5%	$4,463.7	$4,107.1	8.7%
Gross Profit (Net Sales less Cost of Products Sold)	$1,586.5	$1,080.5	46.8%	$1,801.2	$1,518.0	18.7%
Income from Operations	$466.3	$16.6	nm	$644.8	$478.4	34.8%
Diluted (Loss) Earnings per Share	$1.95	$(0.05)	nm	$2.59	$2.09	23.9%
Statistics (as a % of Net Sales, except for Income Tax Rate)
Gross Profit (Net Sales less Cost of Products Sold)	35.5%	27.0%		40.4%	37.0%
Income from Operations	10.4%	0.4%		14.4%	11.6%
Income Tax Rate	18.5%	(79.8)%		23.8%	15.0%
 nm: Percentage change is not meaningful.

Net sales for full-year 2014 were $4.5 billion, an increase of 8.7 percent compared to full-year adjusted* net sales of $4.1 billion in 2013, which exclude the impact of customer sales allowances associated with the company's Device Strategy incurred in the first quarter of 2013. On a constant-currency basis, net sales increased 9.7 percent compared to full-year 2013 adjusted* net sales. Strong U.S. SIP and Other Pharma sales, primarily driven by improved pricing and supply recovery, were the main contributor to the year-over-year increase. On a GAAP basis, net sales for full-year 2014 were $4.5 billion, an increase of 11.5 percent compared to GAAP full-year net sales in 2013, or 12.5 percent on a constant-currency basis. GAAP full-year net sales in 2013 include the impact of the customer sales allowances associated with the company's Device Strategy.

Adjusted* income from operations increased 34.8 percent to $645 million for the full year of 2014, compared to $478 million for the full year of 2013. Improved full-year adjusted* gross margin performance, driven by the growth in net sales, more than offset higher SG&A and R&D expenses. On a GAAP basis, full-year 2014 income from operations was $466 million compared to $17 million in 2013. Full-year 2014 GAAP income reflects divestiture gains as well as a decrease in Device Strategy charges and quality- and product-related charges.

The full-year 2014 effective tax rate on an adjusted* basis was 23.8 percent compared to 15.0 percent in 2013. The increase mainly relates to increased earnings in high-tax-rate jurisdictions and the retroactive reinstatement in the first quarter of 2013 of certain U.S. tax provisions for 2012 and 2013. On a GAAP basis, the 2014 effective tax rate was an expense of 18.5 percent compared to a benefit of 79.8 percent in 2013. The tax rate in full-year 2014 reflects increased earnings. The tax benefit in full-year 2013 mainly reflects the impact of charges associated with the company's Device Strategy.

Cash Flow
Cash flow from operations for full-year 2014 was $661 million, compared to $317 million in 2013. The increase is primarily due to higher net income in 2014.

Capital expenditures were $392 million for full-year 2014 compared to $354 million in 2013. The increase primarily reflects capital spending associated with the company's new facility in Vizag, India, as well as the company's modernization initiatives.

2015 Projections
Given the announcement earlier this month that Pfizer and Hospira have entered into a definitive merger agreement, the company is not providing annual projections.

"Just as 2014 was a year of significant accomplishments for Hospira, we expect 2015 to be another year of achievements and milestones, including the expected formation of the U.S. biosimilars market," said Ball. "We are excited by the opportunity this important development presents to Hospira and the U.S. healthcare system, as well as the prospects in our other growth areas. We remain focused on delivering results that meet the needs of our customers around the world, as well as creating value for our shareholders."

*Use of Non-GAAP Financial Measures

Adjusted measures used in this press release are reconciled to the most comparable measures calculated in accordance with GAAP in the schedules attached to this release. For more information regarding these non-GAAP financial measures, please see Hospira's Current Report on Form 8-K furnished to the Securities and Exchange Commission on the date of this press release.

Webcast / Complementary Information
Given the proposed definitive merger agreement, Hospira will not hold conference calls for its quarterly results. The transaction, which is subject to customary closing conditions, including regulatory approvals in several jurisdictions and approval of Hospira's shareholders, is expected to close in the second half of 2015.

Complementary information to this press release on the fourth-quarter and full-year results is available on the Presentations page of the Investor Relations website.

About Hospira
Hospira, Inc. is the world's leading provider of injectable drugs and infusion technologies, and a global leader in biosimilars. Through its broad, integrated portfolio, Hospira is uniquely positioned to Advance Wellness™ by improving patient and caregiver safety while reducing healthcare costs. The company is headquartered in Lake Forest, Ill., and has approximately 19,000 employees. Learn more at www.hospira.com.

Private Securities Litigation Reform Act of 1995 —
A Caution Concerning Forward-Looking Statements
Information provided and statements contained in this release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy and statements regarding the contemplated merger with Pfizer Inc. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see the risk factors set forth in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Additional factors may include the effect of the announcement of the merger and related transactions on Hospira's business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Pfizer Inc., and the risk that the merger agreement with Pfizer Inc. may be terminated in circumstances that require Hospira to pay a termination fee to Pfizer Inc.; the outcome of any legal proceedings that may be instituted against Hospira related to the merger agreement with Pfizer Inc.; and the failure to satisfy conditions to completion of the merger with Pfizer Inc., including the receipt of all required regulatory approvals related to the merger with Pfizer Inc. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.
Important Additional Information
This communication may be deemed to be solicitation material in respect of the proposed acquisition of Hospira. In connection with the proposed merger, Hospira intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Hospira will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE MERGER THAT HOSPIRA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HOSPIRA AND THE PROPOSED MERGER. The preliminary proxy statement, the definitive proxy statement and other relevant materials in connection with the proposed merger (when they become available), and any other documents filed by Hospira with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC through the Investor Relations section of Hospira's website, www.hospirainvestor.com, or by sending a request to: Investor Relations, Hospira, Inc., 275 North Field Drive, Dept. 051M, Bldg. H1, Lake Forest, Illinois 60045.
Hospira and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Hospira's stockholders with respect to the proposed merger. Information about Hospira's directors and executive officers and their ownership of Hospira's common stock is set forth in Hospira's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 12, 2015 and Hospira's proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 21, 2014. Information regarding the identity of the potential participants, and their direct or indirect interests in the merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed merger.
Contacts:

Media	Financial Community
Stacey Eisen	Karen King
(224) 212-2357	(224) 212-2711

Media	Financial Community
Tareta Adams	Ruth Venning
(224) 212-2535	(224) 212-2774

Hospira, Inc.
Condensed Consolidated Statements of Income
(Unaudited)
(dollars and shares in millions, except for per share amounts)

	Three Months Ended December 31,		% Change
	2014	2013
Net sales	$1,126.5	$1,084.4	3.9%

Cost of products sold	740.9	762.8	(2.9)%
Restructuring, impairment and (gain) on disposal of assets, net	26.8	(1.8)	nm
Research and development	99.2	83.6	18.7%
Selling, general and administrative	219.9	186.6	17.8%
Total operating costs and expenses	1,086.8	1,031.2	5.4%
Income From Operations	39.7	53.2	(25.4)%

Interest expense	18.2	23.3	(21.9)%
Other (income) expense, net	(0.4)	2.4	(116.7)%
Income Before Income Taxes	21.9	27.5	(20.4)%

Income tax benefit	(12.2)	(2.1)	(481.0)%
Equity income from affiliates, net	(1.7)	(3.9)	(56.4)%
Net Income	$35.8	$33.5	6.9%

Earnings Per Common Share:
Basic	$0.21	$0.20	5.0%
Diluted	$0.21	$0.20	5.0%

Weighted Average Common Shares Outstanding:
Basic	169.6	165.9	2.2%
Diluted	172.9	167.3	3.3%

Adjusted Gross Profit (1)(2)	$439.1	$398.2	10.3%
Adjusted Income From Operations (1)	$121.4	$128.8	(5.7)%
Adjusted Net Income (1)	$91.7	$84.9	8.0%
Adjusted Diluted Earnings Per Share (1)	$0.53	$0.51	3.9%

Statistics (as a % of net sales, except for income tax rate)

	GAAP Three Months Ended December 31,		Adjusted (1) Three Months Ended December 31,
	2014	2013	2014	2013
Gross Profit (2)	34.2%	29.7%	39.0%	36.7%
Income From Operations	3.5%	4.9%	10.8%	11.9%
Net Income	3.2%	3.1%	8.1%	7.8%
Income Tax Rate	(55.7)%	(7.6)%	13.1%	21.4%
______________________________________________________________________

(1)
Adjusted financial measures are Non-GAAP measures and exclude specified items as described and reconciled to comparable GAAP financial measures in the Reconciliation of GAAP to Non-GAAP Financial Measures contained in this press release.

(2)	Gross profit is defined as Net sales less Cost of products sold. Adjusted gross profit excludes specified items, as indicated in the previous footnote.
nm	Percentage change is not meaningful.

Hospira, Inc.
Condensed Consolidated Statements of Income (Loss)
(Unaudited)
(dollars and shares in millions, except for per share amounts)

	Years Ended December 31,		% Change
	2014	2013
Net sales	$4,463.7	$4,002.8	11.5%

Cost of products sold	2,877.2	2,922.3	(1.5)%
Restructuring, impairment and (gain) on disposal of assets, net	(65.2)	19.6	(432.7)%
Research and development	344.3	301.7	14.1%
Selling, general and administrative	841.1	742.6	13.3%
Total operating costs and expenses	3,997.4	3,986.2	0.3%
Income From Operations	466.3	16.6	nm

Interest expense	77.2	86.2	(10.4)%
Other expense, net	0.9	53.6	(98.3)%
Income (Loss) Before Income Taxes	388.2	(123.2)	415.1%

Income tax expense (benefit)	71.9	(98.3)	173.1%
Equity income from affiliates, net	(16.9)	(16.6)	1.8%
Net Income (Loss)	$333.2	$(8.3)	nm

Earnings (Loss) Per Common Share:
Basic	$1.98	$(0.05)	nm
Diluted	$1.95	$(0.05)	nm

Weighted Average Common Shares Outstanding:
Basic	168.2	165.6	1.6%
Diluted	170.8	165.6	3.1%

Adjusted Net Sales (1)	$4,463.7	$4,107.1	8.7%
Adjusted Gross Profit (1)(2)	$1,801.2	$1,518.0	18.7%
Adjusted Income From Operations (1)	$644.8	$478.4	34.8%
Adjusted Net Income (1)	$443.0	$347.6	27.4%
Adjusted Diluted Earnings Per Share (1)	$2.59	$2.09	23.9%

Statistics (as a % of net sales, except for income tax rate)

	GAAP Years Ended December 31,		Adjusted (1) Three Months Ended December 31,
	2014	2013	2014	2013
Gross Profit (2)	35.5%	27.0%	40.4%	37.0%
Income From Operations	10.4%	0.4%	14.4%	11.6%
Net Income (Loss)	7.5%	(0.2)%	9.9%	8.5%
Income Tax Rate	18.5%	(79.8)%	23.8%	15.0%

______________________________________________________________________

(1)
Adjusted financial measures are Non-GAAP measures and exclude specified items as described and reconciled to comparable GAAP financial measures in the Reconciliation of GAAP to Non-GAAP Financial Measures contained in this press release.

(2)	Gross profit is defined as Net sales less Cost of products sold. Adjusted gross profit excludes specified items, as indicated in the previous footnote.
nm	Percentage change is not meaningful.

Hospira, Inc.
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)
(dollars in millions, except for per share amounts)

Three months ended December 31, 2014 Reconciliation of GAAP to Non-GAAP Financial Measures:

	Gross Profit (1)	Income From Operations	Net Income	Diluted EPS
GAAP Financial Measures	$385.6	$39.7	$35.8	$0.21
Specified Items (2)
Device Strategy charges (A)	11.6	11.6	8.6	0.05
Amortization of certain intangible assets (B)	12.4	12.4	8.6	0.05
Divestitures (C)	—	3.2	4.6	0.03
Certain quality and product related charges (D)	8.5	8.5	5.5	0.03
Capacity expansion related charges (E)	17.9	17.9	11.2	0.05
Acquisition and integration related charges (F)	3.1	4.5	2.8	0.02
Facilities optimization charges (G)	—	21.9	13.7	0.08
Other restructuring charges (H)	—	1.7	0.9	0.01
Adjusted financial measures (3)	$439.1	$121.4	$91.7	$0.53
__________________________________________________________________________

GAAP results for the three months ended December 31, 2014 include:
(A)
Device Strategy charges: $11.6 million reported in Cost of products sold. These charges include consulting, customer accommodations, inventory charges, and other costs associated with Hospira's Device Strategy.

(B)
Amortization of certain intangible assets reported in Cost of products sold resulting from acquisitions including Mayne Pharma Limited ("Mayne Pharma") (which closed in 2007) and both a generic injectable business (which closed in 2010) and an active pharmaceutical ingredient business (which closed in 2014) by Hospira Healthcare India Private Limited ("Hospira India").

(C)	Divestiture losses reported in Restructuring, impairment and (gain) on disposal of assets, net, related to the sale of previously reported product lines and a business.
(D)
Certain quality and product related charges reported in Cost of products sold primarily include third party oversight and consulting costs, extended production downtime related costs, and device product review and remediation costs to address identified issues. These charges are primarily associated with Hospira's response to certain United States Food and Drug Administration ("FDA") warning letters and charges related to certain device related remediation activities.

(E)	Capacity expansion related charges reported in Cost of products sold include start-up charges related to manufacturing capacity expansion in India.
(F)
Acquisition and integration related charges: $3.1 million reported in Cost of products sold and $1.4 million reported in Selling, general and administrative ("SG&A") related to the acquisition and integration of an active pharmaceutical ingredient business.

(G)	Facilities optimization charges reported in Restructuring, impairment and (gain) on disposal of assets, net related to the announced closure of the Clayton, North Carolina manufacturing facility.
(H)	Other restructuring charges reported in Restructuring, impairment and (gain) on disposal of assets, net, include severance costs associated with Hospira's commercial reorganization.

Three months ended December 31, 2013 Reconciliation of GAAP to Non-GAAP Financial Measures:

	Gross Profit (1)	Income From Operations	Net Income	Diluted EPS
GAAP Financial Measures	$321.6	$53.2	$33.5	$0.20
Specified Items (2)
Device Strategy charges (A)	8.0	9.6	8.2	0.05
Facilities optimization charges (B)	—	(3.4)	(3.4)	(0.02)
Amortization of certain intangible assets (C)	17.6	17.6	12.1	0.07
Certain quality and product related charges (D)	42.8	42.8	28.7	0.18
Capacity expansion related charges (E)	8.2	8.2	5.3	0.03
Acquisition and integration related charges (F)	—	0.8	0.5	—
Adjusted financial measures (3)	$398.2	$128.8	$84.9	$0.51
__________________________________________________________________________

GAAP results for the three months ended December 31, 2013 include:
(A)
Device Strategy charges: $8.0 million in Cost of products sold and $1.6 million reported in Restructuring, impairment and (gain) on disposal of assets, net. These charges include consulting, customer accommodations, accelerated depreciation, and other costs associated with Hospira's Device Strategy.

(B)
Facilities optimization charges: $(3.4) million reported in Restructuring, impairment and (gain) on disposal of assets, net. Hospira recovered amounts related to equipment associated with Hospira's exit of a specialty injectable drug finishing operation.

(C)	Amortization of certain intangible assets reported in Cost of products sold resulting from acquisitions including Mayne Pharma and a generic injectable business by Hospira India.
(D)
Certain quality and product related charges reported in Cost of products sold primarily include third party oversight and consulting costs, extended production downtime related costs, failure to supply penalties, and device product review and remediation costs to address identified issues, and costs for corrective actions including product recalls. These charges are primarily associated with Hospira's response to the FDA warning letters and charges related to certain device related remediation activities.

(E)	Capacity expansion related charges reported in Cost of products sold include start-up charges related to manufacturing capacity expansion in India.
(F)	Acquisition and integration related charges reported in SG&A include costs for the then pending acquisition and integration of an active pharmaceutical ingredient business.

(1)	Gross profit is defined as Net sales less Cost of products sold.
(2)
Specified items are shown net of tax in aggregate of $25.8 million and $24.1 million for the three months ended December 31, 2014 and 2013, respectively, based on the statutory tax rates in the various tax jurisdictions in which the items occurred.

(3)
The Non-GAAP financial measures contained in this press release (including Adjusted Gross Profit, Adjusted Income From Operations, Adjusted Net Income and Adjusted Diluted Earnings Per Share) adjust for specified items. Management believes the Non-GAAP financial measures represent the amounts directly related to the ongoing operations of the business and uses these measures in evaluating performance. All Non-GAAP financial measures are intended to supplement the applicable GAAP measures and should not be considered in isolation from, or a replacement for, financial measures prepared in accordance with GAAP and may not be comparable to, or calculated in the same manner as, Non-GAAP financial measures published by other companies. Refer to Hospira's Form 8-K furnished on February 12, 2015.

Hospira, Inc.
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)
(dollars in millions, except for per share amounts)

Year Ended December 31, 2014 Reconciliation of GAAP to Non-GAAP Financial Measures:

	Gross Profit (1)	Income From Operations	Net Income	Diluted EPS
GAAP Financial Measures	$1,586.5	$466.3	$333.2	$1.95
Specified Items (2)
Device Strategy charges (A)	26.8	28.2	22.1	0.13
Amortization of certain intangible assets (B)	60.8	60.8	43.7	0.26
Impairment of certain assets (C)	—	6.1	3.8	0.02
Certain quality and product related charges (D)	59.9	59.9	38.3	0.22
Capacity expansion related charges (E)	62.2	62.2	40.4	0.23
Acquisition and integration related charges (F)	5.0	34.0	25.1	0.15
Facilities optimization charges (G)	—	26.9	16.8	0.10
Divestitures (H)	—	(102.6)	(82.2)	(0.48)
Other restructuring charges (I)	—	3.0	1.8	0.01
Adjusted financial measures (3)	$1,801.2	$644.8	$443.0	$2.59
__________________________________________________________________________

GAAP results for the year ended December 31, 2014 include:
(A)
Device Strategy charges: $26.8 million reported in Cost of products sold and $1.4 million reported in Restructuring, impairment and (gain) on disposal of assets, net. These charges include consulting, customer accommodations, contract termination, collection and destruction costs, inventory charges, other asset impairments, accelerated depreciation, and other costs associated with Hospira's Device Strategy.

(B)
Amortization of certain intangible assets reported in Cost of products sold resulting from acquisitions including Mayne Pharma and both a generic injectable business and an active pharmaceutical ingredient business by Hospira India.

(C)	Impairments of certain property and equipment assets reported in Restructuring, impairment and (gain) on disposal of assets, net.
(D)
Certain quality and product related charges reported in Cost of products sold primarily include third party oversight and consulting costs, extended production downtime related costs, and device product review and remediation costs to address identified issues. These charges are primarily associated with Hospira's response to certain FDA warning letters and charges related to certain device related remediation activities.

(E)	Capacity expansion related charges reported in Cost of products sold include start-up charges related to manufacturing capacity expansion in India.
(F)
Acquisition and integration related charges: $5.0 million reported in Cost of products sold, $29.0 million reported in SG&A and ($5.8) million of foreign exchange hedge gains reported in Other expense, net related to the acquisition and integration of an active pharmaceutical ingredient business. Charges reported in SG&A include an allowance on an advance to an entity controlled by the primary shareholder of Orchid Chemicals & Pharmaceuticals Ltd.

(G)
Facilities optimization charges reported in Restructuring, impairment and (gain) on disposal of assets, net related to the announced closure of the Clayton, North Carolina manufacturing facility and the sale of the Buffalo, NY, manufacturing facility.

(H)
Divestiture gains, net reported in Restructuring, impairment and (gain) on disposal of assets, net related primarily to the sale of Hospira's clinical surveillance software business, Theradoc, and Hospira's surgical suction product line.

(I)	Other restructuring charges reported in Restructuring, impairment and (gain) on disposal of assets, net, include severance costs associated with Hospira's commercial reorganization.

Year Ended December 31, 2013 Reconciliation of GAAP to Non-GAAP Financial Measures:

	Net Sales	Gross Profit(1)	Income From Operations	Net (Loss) Income	Diluted EPS
GAAP Financial Measures	$4,002.8	$1,080.5	$16.6	$(8.3)	$(0.05)
Specified Items (2)
Device Strategy charges (A)	104.3	215.0	226.9	167.9	1.01
Facilities optimization charges (B)	—	—	(3.4)	(3.4)	(0.02)
Amortization of certain intangible assets (C)	—	70.0	70.0	48.6	0.29
Impairment of certain assets (D)	—	—	3.5	10.8	0.07
Certain quality and product related charges (E)	—	130.0	130.0	86.4	0.52
Capacity expansion related charges (F)	—	22.5	22.5	14.6	0.09
Other restructuring charges (G)	—	—	7.7	5.4	0.03
Acquisition and integration related charges (H)	—	—	4.6	2.8	0.02
Early debt extinguishment charges (I)	—	—	—	22.8	0.14
Diluted share impact	—	—	—	—	(0.01)
Adjusted financial measures (3)	$4,107.1	$1,518.0	$478.4	$347.6	$2.09
__________________________________________________________________________

GAAP results for the year ended December 31, 2013 include:
(A)
Device Strategy charges: $104.3 million reported in Net sales, $110.7 million in Cost of products sold and $11.9 million in Restructuring, impairment and (gain) on disposal of assets, net. These charges include customer sales allowances, consulting, customer accommodations, contract termination, collection and destruction costs, inventory charges, other asset impairments, accelerated depreciation, and other costs associated with Hospira's Device Strategy.

(B)
Facilities optimization charges: $(3.4) million reported in Restructuring, impairment and (gain) on disposal of assets, net. Hospira recovered amounts related to equipment associated with Hospira's exit of a specialty injectable drug finishing operation.

(C)	Amortization of certain intangible assets reported in Cost of products sold resulting from acquisitions including Mayne Pharma and a generic injectable business by Hospira India.
(D)
Impairment of certain assets: $3.5 million reported in Restructuring, impairment and (gain) on disposal of assets, net and $14.5 million reported in Other expense, net. These charges relate to impairment of certain intangible assets and investments, respectively.

(E)
Certain quality and product related charges reported in Cost of products sold primarily include third party oversight and consulting costs, extended production downtime related costs, failure to supply penalties, and device product review and remediation costs to address identified issues, and costs for corrective actions including product recalls. These charges are primarily associated with Hospira's response to the FDA warning letters and charges related to certain device related remediation activities.

(F)	Capacity expansion related charges reported in Cost of products sold include start-up charges related to manufacturing capacity expansion in India.
(G)	Other restructuring charges reported in Restructuring, impairment and (gain) on disposal of assets, net, include severance costs associated with Hospira's commercial reorganization.
(H)	Acquisition and integration related charges reported in SG&A include costs for the then pending acquisition and integration of an active pharmaceutical ingredient business.
(I)
Early debt extinguishment charges: $33.4 million reported in Other expense, net and $3.0 million reported in Interest expense. These charges include a make whole provision, write-off of debt issue costs, discounts and deferred gain on interest rate hedges, and interest expense associated with an overlap of outstanding debt.

(1)	Gross profit is defined as Net sales less Cost of products sold.
(2)
Adjusted net income is shown net of tax of $62.9 million and $156.6 million, for the years ended December 31, 2014 and 2013, respectively, based on the statutory tax rates in the various tax jurisdictions in which the items occurred.

(3)
The Non-GAAP financial measures contained in this press release (including Adjusted Net Sales, Adjusted Gross Profit, Adjusted Income From Operations, Adjusted Net Income and Adjusted Diluted Earnings Per Share) adjust for specified items. Management believes the Non-GAAP financial measures represent the amounts directly related to the ongoing operations of the business and uses these measures in evaluating performance. All Non-GAAP financial measures are intended to supplement the applicable GAAP measures and should not be considered in isolation from, or a replacement for, financial measures prepared in accordance with GAAP and may not be comparable to, or calculated in the same manner as, Non-GAAP financial measures published by other companies. Refer to Hospira's Form 8-K furnished on February 12, 2015.

Hospira, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(dollars in millions)

	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$802.4	$798.1
Trade receivables, less allowances of $9.6 and $11.2, respectively	601.9	574.3
Inventories, net	1,133.3	1,066.2
Deferred income taxes and other	230.0	208.6
Prepaid expenses	69.3	90.0
Other receivables	117.3	101.3
Total Current Assets	2,954.2	2,838.5
Property and equipment, net	1,816.7	1,574.2
Intangible assets, net	123.4	172.2
Goodwill	1,089.1	1,057.7
Deferred income taxes	295.4	358.9
Investments	252.2	33.1
Other assets	119.0	144.3
Total Assets	$6,650.0	$6,178.9
Liabilities and Shareholders' Equity
Current Liabilities:
Short-term borrowings	$6.8	$93.7
Trade accounts payable	414.5	329.2
Salaries, wages and commissions	252.0	185.4
Other accrued liabilities	626.8	556.8
Total Current Liabilities	1,300.1	1,165.1
Long-term debt	1,749.2	1,747.0
Deferred income taxes	5.4	3.2
Post-retirement obligations and other long-term liabilities	258.7	301.7
Commitments and Contingencies
Total Shareholders' Equity	3,336.6	2,961.9
Total Liabilities and Shareholders' Equity	$6,650.0	$6,178.9

Hospira, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(dollars in millions)

	Years Ended December 31,
	2014	2013
Cash Flow From Operating Activities:
Net Income (Loss)	$333.2	$(8.3)
Adjustments to reconcile Net Income (Loss) to net cash from operating activities-
Depreciation	181.4	171.8
Amortization of intangible assets	76.7	85.7
Loss on early debt extinguishment	—	33.4
Stock-based compensation expense	52.0	41.6
Undistributed equity income from affiliates	(16.9)	(16.6)
Distributions received from equity affiliates	16.3	37.5
Deferred income taxes and other tax adjustments	49.2	(117.9)
Impairment and other asset charges	30.9	73.1
Gains on dispositions of assets, net	(100.2)	(0.9)
Changes in assets and liabilities, net of the effects of acquisitions
Trade receivables	(61.4)	66.3
Inventories	(72.9)	(138.2)
Prepaid expenses and other assets	12.2	(45.1)
Trade accounts payable	87.5	41.3
Other liabilities	56.6	73.7
Other, net	16.8	20.0
Net Cash Provided by Operating Activities	661.4	317.4

Cash Flow From Investing Activities:
Capital expenditures (including instruments placed with or leased to customers)	(392.2)	(353.5)
Acquisitions, net of cash acquired	(223.4)	—
Purchases of intangibles and other investments	(35.2)	(18.2)
Purchase of debt security	(200.0)	—
Proceeds from disposition of businesses and assets	141.4	1.4
Net Cash Used in Investing Activities	(709.4)	(370.3)

Cash Flow From Financing Activities:
Issuance of long-term debt, net of fees paid	—	691.8
Repayment of long-term debt	—	(650.0)
Payment on early debt extinguishment	—	(39.8)
Other borrowings, net	(91.1)	74.6
Excess tax benefit from stock-based compensation arrangements	9.3	1.4
Proceeds from stock options exercised	153.3	16.3
Net Cash Provided by Financing Activities	71.5	94.3

Effect of exchange rate changes on cash and cash equivalents	(19.2)	(15.4)

Net change in cash and cash equivalents	4.3	26.0
Cash and cash equivalents at beginning of year	798.1	772.1
Cash and cash equivalents at end of year	$802.4	$798.1

Supplemental Cash Flow Information:
Cash paid during the year-
Interest	$102.3	$94.4
Income taxes, net of refunds	$49.8	$66.5
Accrued capital expenditures	$36.6	$42.2

Hospira, Inc.
Net Sales by Product Line
(Unaudited)
(dollars in millions)

	Three Months Ended December 31,
	2014	2013	% Change at Actual Currency Rates	% Change at Constant Currency Rates(1)
Americas—
Specialty Injectable Pharmaceuticals	$606.8	$572.6	6.0%	6.7%
Medication Management	174.2	179.5	(3.0)%	(1.1)%
Other Pharma	130.1	104.8	24.1%	24.5%
Total Americas	911.1	856.9	6.3%	7.3%

Europe, Middle East & Africa ("EMEA")—
Specialty Injectable Pharmaceuticals	78.1	88.2	(11.5)%	(3.4)%
Medication Management	25.1	28.6	(12.2)%	(4.5)%
Other Pharma	28.3	21.9	29.2%	35.6%
Total EMEA	131.5	138.7	(5.2)%	2.5%

Asia Pacific ("APAC")—
Specialty Injectable Pharmaceuticals	67.9	71.9	(5.6)%	1.7%
Medication Management	11.4	13.6	(16.2)%	(11.8)%
Other Pharma	4.6	3.3	39.4%	39.4%
Total APAC	83.9	88.8	(5.5)%	1.0%

Net Sales	$1,126.5	$1,084.4	3.9%	6.2%

Global—
Specialty Injectable Pharmaceuticals	$752.8	$732.7	2.7%	5.0%
Medication Management	210.7	221.7	(5.0)%	(2.2)%
Other Pharma	163.0	130.0	25.4%	26.8%
Net Sales	$1,126.5	$1,084.4	3.9%	6.2%

(1)
The Non-GAAP financial measures contained in this press release include comparisons at constant currency rates, which reflect comparative local currency balances at prior period foreign exchange rates. Hospira calculated these percentages by taking current period reported net sales less the respective prior period reported net sales, divided by the prior period reported net sales, all at the respective prior period's foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates have not changed between the prior and the current period. Management believes the use of this measure aids in the understanding of our change in net sales without the impact of foreign currency and provides greater transparency into Hospira's results of operations.

Hospira, Inc.
Net Sales by Product Line
(Unaudited)
(dollars in millions)

	Years Ended December 31,
				Reported		Adjusted(1)(3)
	GAAP Net Sales 2014	GAAP Net Sales 2013	Adjusted Net Sales 2013(1)(3)	% Change at Actual Currency Rates	% Change at Constant Currency Rates(2)	% Change at Actual Currency Rates	% Change at Constant Currency Rates(2)
Americas—
Specialty Injectable Pharmaceuticals	$2,432.6	$2,163.0	$2,163.0	12.5%	13.2%	12.5%	13.2%
Medication Management	690.9	629.9	718.3	9.7%	11.6%	(3.8)%	(2.2)%
Other Pharma	481.6	382.9	382.9	25.8%	26.2%	25.8%	26.2%
Total Americas	3,605.1	3,175.8	3,264.2	13.5%	14.4%	10.4%	11.3%

EMEA—
Specialty Injectable Pharmaceuticals	335.6	332.9	332.9	0.8%	0.7%	0.8%	0.7%
Medication Management	104.3	97.8	111.0	6.6%	6.4%	(6.0)%	(6.2)%
Other Pharma	92.1	77.9	77.9	18.2%	15.8%	18.2%	15.8%
Total EMEA	532.0	508.6	521.8	4.6%	4.1%	2.0%	1.5%

APAC—
Specialty Injectable Pharmaceuticals	266.4	263.5	263.5	1.1%	5.8%	1.1%	5.8%
Medication Management	44.8	42.1	44.8	6.4%	10.5%	—%	3.8%
Other Pharma	15.4	12.8	12.8	20.3%	20.3%	20.3%	20.3%
Total APAC	326.6	318.4	321.1	2.6%	7.0%	1.7%	6.1%

Net Sales	$4,463.7	$4,002.8	$4,107.1	11.5%	12.5%	8.7%	9.7%

Global—
Specialty Injectable Pharmaceuticals	$3,034.6	$2,759.4	$2,759.4	10.0%	11.0%	10.0%	11.0%
Medication Management	840.0	769.8	874.1	9.1%	10.8%	(3.9)%	(2.4)%
Other Pharma	589.1	473.6	473.6	24.4%	24.3%	24.4%	24.3%
Net Sales	$4,463.7	$4,002.8	$4,107.1	11.5%	12.5%	8.7%	9.7%

(1)
Adjusted Net sales for the year ended December 31, 2013 excludes charges of $104.3 million related to the Device Strategy. The Device Strategy charges are reported in the respective Medication Management Net sales by product line as follows: Americas-$88.4 million, EMEA-$13.2 million and APAC-$2.7 million. There were no adjustments included in GAAP Net sales for the year ended December 31, 2014.

(2)
The Non-GAAP financial measures contained in this press release include comparisons at constant currency rates, which reflect comparative local currency balances at prior period foreign exchange rates. Hospira calculated these percentages by taking current period reported net sales less the respective prior period reported net sales, divided by the prior period reported net sales, all at the respective prior period's foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates have not changed between the prior and the current period. Management believes the use of this measure aids in the understanding of our change in net sales without the impact of foreign currency and provides greater transparency into Hospira's results of operations.

(3)
Adjusted financial measures exclude certain specified items as described and reconciled to comparable GAAP financial measures in the Reconciliation of GAAP to Non-GAAP Financial Measures contained in this press release.